CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

S3 INVESTMENT COMPANY, INC.

The undersigned certify that:

1. They are the president and the secretary, respectively, of S3 Investment Company, Inc., a California corporation.

2. Article IV Section 1 of the Articles of Incorporation of this corporation hereby reads as follows:

The authorized capital stock of the Corporation is Two Billion Twenty Million (2,020,000,000), of which 2,000,000,000 shares with a par value of $.001 per share, shall be designated “Common Stock,” and of which Twenty Million (20,000,000) shares with a par value of $.001 per share, shall be designated “Preferred Stock”.

2. Article IV Section 1 of the Articles of Incorporation of this corporation is amended to read as follows:

The authorized capital stock of the Corporation is Ten Billion (10,000,000,000), of which 9,900,000,000 shares with a par value of $.001 par share, shall be designated, “Common Stock,” and of which 100,000,000 shares with a par value of $.001 per share, shall be designated “Preferred Stock”.

2. Article IV Section 1 of the Articles of Incorporation hereby read as follows:

The authorized capital stock of the Corporation is Ten Billion (10,000,000,000), of which 9,900,000,000 shares with a par value of $.001 par share, shall be designated, “Common Stock,” and of which 100,000,000 shares with a par value of $.001 per share, shall be designated “Preferred Stock”.

2. Article IV Section 1 of the Articles of Incorporation of this corporation is amended to provide for a restructure of the Corporation’s authorized and issued and outstanding common stock, $0.001 par value ("Common Stock") as follows:  8:00 a.m. Eastern Time on February 12, 2007 (the "Effective Date") every one hundred and fifty issued and outstanding and authorized shares of the Corporation's Common Stock automatically shall be combined and reconstituted into one share of Common Stock, par value $0.001 per share, of the Corporation, thereby giving effect to a one-for-one hundred and fifty reverse stock split (the "Reverse Stock Split").

Article IV Section 1 of the Articles of Incorporation shall be amended to read, as follows:

The total number of shares of common stock which the Corporation is authorized to issue is 66,000,000 shares of common stock, $.001 par value per share and 100,000,000 shares of preferred stock, $.001 par value per share.

Effect: The immediate effect of the Reverse Split will be to reduce the number of issued and outstanding shares of Common Stock from 2,400,000,000 to approximately 16,000,000 and the number of authorized shares of Common Stock from 9,900,000,000 to 66,000,000. The Reverse Split will affect all of the holders of the Company's Common Stock uniformly, except for insignificant changes that will result from the rounding up of fractional shares. The Reverse Split will not affect the number of shares of Preferred Stock that the Board of Directors is authorized to issue pursuant to the Company’s Articles of Incorporation

Procedure for Effecting Reverse Split: The Reverse Split of the Company's Common Stock will become effective upon the filing by the Company of its amended Articles of Incorporation with the California Secretary of State (the "Effective Date"). The Reverse Split will take place on the Effective Date without any action on the part of the holders of the Common Stock and without regard to current certificates representing shares of Common Stock being physically surrendered for certificates representing the number of shares of Common Stock each shareholder is entitled to receive as a result of the Reverse Split. New certificates of Common Stock will not be issued.   The Company estimates that the Effective Date will be on or about February 12, 2007.

Fractional Shares: No fractional shares will be issued in connection with the Reverse Split. Shareholders who would otherwise be entitled to receive fractional shares because they hold a number of shares of Common Stock that is not evenly divisible by 150 will have the number of new shares to which they are entitled rounded up to the nearest whole number of shares. No shareholders will receive cash in lieu of fractional shares.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code.  The total number of outstanding shares of the corporation is Two Billion Four Hundred Million Shares of Common Stock, Twelve Million Shares of Series B Preferred Stock and One Million Shares of Series C Preferred Stock.  The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was more than 50% of each class.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: February 7, 2007

                                           S3 INVESTMENT COMPANY, INC.

                                           By: /s/ James Bickel

                                           James Bickel, President

                                           By: /s/ Kenneth Wiedrich

                                           Kenneth Wiedrich, Secretary